Exhibit (a)(5)(C)

For Immediate Release

RELATED COMPANIES SUCCESSFULLY COMPLETES KSW TENDER OFFER

Long Island City, New York and New York, New York – October 11, 2012 – Related Companies and KSW, Inc. (“KSW”) (NASDAQ:KSW) today announced that Related Companies’ indirect wholly-owned subsidiary, Kool Acquisition Corporation (“Purchaser”), has successfully completed its cash tender offer for all of the outstanding shares of common stock of KSW.

The tender offer expired as scheduled at 12:00 midnight, New York City time, on October 10, 2012, and was not extended. The depositary for the tender offer has advised that as of the expiration time, approximately 3,962,679 shares of KSW common stock (excluding 14,938 shares subject to notices of guaranteed delivery) were validly tendered and not properly withdrawn, representing approximately 62.05% of the outstanding shares of common stock of KSW on a fully diluted basis. All shares that have been validly tendered and not properly withdrawn have been accepted for purchase, and payment for such shares will be made promptly in accordance with the terms of the tender offer and merger agreement at the offer price of $5.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

Pursuant to the terms and conditions of the merger agreement, Purchaser will immediately exercise its “top-up” option to purchase directly from KSW an additional number of shares for $5.00 per share (the same per share price paid in the tender offer) so that Purchaser owns at least 90% of the outstanding shares of KSW common stock, and Purchaser will complete and close the merger today without a vote or meeting of KSW’s stockholders through the “short-form” merger provisions of Delaware law.

At the effective time of the merger, all remaining KSW shares (other than shares owned by Related Companies or any of its subsidiaries or held by KSW or any of its subsidiaries as treasury shares or shares held by KSW’s stockholders who are entitled to and properly demand appraisal rights for their shares under Delaware law) will be canceled and converted into the right to receive the same $5.00 per share in cash paid in the tender offer, without interest and less any applicable withholding taxes. In addition, upon the completion of the merger, KSW’s common stock will cease to be traded on the NASDAQ Stock Market and KSW will become a wholly-owned indirect subsidiary of Related Companies. KSW stockholders who did not tender their shares in the tender offer will receive relevant information in the mail on how to receive payment for their shares in connection with the merger.

About Related Companies

Related Companies is the most prominent privately-owned real estate firm in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified real estate firm with experience in every aspect of development, acquisitions, management, finance, marketing and sales. Headquartered in New York City, Related has offices and major developments in Boston, Chicago, Los Angeles, San Francisco, South Florida, Abu Dhabi and Shanghai and boasts a team of approximately 2,000 professionals. The Company’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office, trade show and affordable properties in premier high-barrier-to-entry markets. For more information about Related Companies please visit www.related.com.

About KSW

KSW, Inc., through its wholly-owned subsidiary, KSW Mechanical Services, Inc., furnishes and installs heating, ventilating and air conditioning (HVAC) systems and process piping systems for institutional, industrial, commercial, high-rise residential and public works projects. KSW Mechanical Services, Inc. also acts as Trade Manager on larger construction projects, such as the Mt. Sinai Center for Science and Medicine.

Cautionary Statements

Statements in this press release that are not historical, including statements regarding KSW’s beliefs, expectations, and strategies, constitute “forward looking statements” within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause the differences are discussed in KSW’s reports on Forms 10-Q, 10-K, and 8-K that it periodically files with the SEC. These factors include KSW’s sales process and market acceptance of its products and services, KSW’s capital needs, KSW’s dependence on significant customers and suppliers, risks of a new product offering, risks that KSW may incur significant costs related to self-insurance retention levels for employee benefits and workers’ compensation programs, and the competitive healthcare marketplace. KSW does not undertake to update any forward-looking statements in this press release. Copies of KSW’s SEC filings, including its annual report on Form 10-K and quarterly reports on Form 10-Q, may be obtained by contacting KSW’s general counsel at (718) 340-1409 or at the SEC Filings section of its website at www.kswmechanical.com.

Media/Investor Contacts

For KSW, Inc.: James F. Oliviero (718) 340-1409	For Related Companies: Joanna Rose (212) 801-3902